Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three-month period ended March 31, 2015 is as of May 12, 2015. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three months ended March 31, 2015 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in markets outside of the United States.

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome patients. AGGRASTAT® has been approved in numerous countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

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Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

BRINAVESS™ (Vernakalant (IV))

We have exclusive, global marketing rights to BRINAVESSTM, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements but are expected to be completed in 2015.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, MSD entered into an agreement to acquire the rights for the development and commercialization of vernakalant (IV) in North America (the “North American Vernakalant (IV) Agreement”). All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by MSD without change. MSD and the FDA agreed to terminate ACT 5. MSD began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

In September 2012, MSD gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from MSD to us. We have initiated discussions with the FDA regarding potential development paths for vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

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Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million (described below), based on the achievement of certain milestones associated with the development and approval of vernakalant products. We were also eligible to receive up to $100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations, and tiered royalty payments on sales of any approved products. We had the potential to receive up to $340 million in additional milestone payments based on achievement of significant sales thresholds. MSD was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner, MSD, submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15 million milestone payment from MSD.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. This milestone triggered a $30 million milestone payment from MSD. After receipt of marketing approval, MSD began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a transition agreement with MSD (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. On September 21, 2013, MSD and Cardiome entered into an agreement regarding the rights and responsibilities of each party for the continued transfer of marketing authorizations. On a per country basis, regulatory and product distribution responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfer has been delayed in certain jurisdictions. All applications for transfers are expected to be completed in 2015.

In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from MSD to us. We are now the marketing authorization holder for BRINAVESSTM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from MSD ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from MSD to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. Since that date, we have been supplying BRINAVESSTM under our own trade dress in the European Union.

During 2014, we continued to seek new partners to distribute BRINAVESSTM. We entered into commercialization agreements with Tamro AB, Nomeco A/S, VIANEX S.A., UDG Healthcare PLC, Eurolab Especialidades Medicinales de Eurofar S.R.L. and Pharmacare Limited, which trades as Aspen Pharmacare and is a part of the Aspen Group, to distribute BRINAVESSTM in Sweden, Denmark, Spain, Greece, Ireland, Argentina and South Africa, respectively. In addition, we announced that our partner, AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, is now making BRINAVESSTM available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.

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In November 2014, we announced results from a Phase 3 clinical study conducted with BRINAVESSTM in the Asia-Pacific region. The study originally planned to recruit 615 patients; however, the study was completed after randomising 123 patients. The study remained sufficiently powered and it achieved the primary endpoint, showing that of the 111 treated patients with recent-onset atrial fibrillation lasting three hours to seven days, 53% of those receiving an IV dose of BRINAVESSTM converted to normal heart rhythm within 90 minutes, compared to 12% of placebo patients (95% CI; 23%, 58%, p<0.001).

In December 2014, we entered into an agreement with Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESSTM in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESSTM in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm has agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESSTM. Cardiome is also eligible to receive regulatory milestone payments of up to $3 million.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with MSD for the development and commercialization of vernakalant, which provided an affiliate of MSD with exclusive global rights to vernakalant (oral).

In November 2011, MSD completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects. In this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that MSD had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, MSD informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that MSD would return the global marketing and development rights for vernakalant (oral) to us in connection with MSD’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from MSD to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

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AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

In May 2014, we entered into an agreement with AOP Orphan Pharmaceuticals AG to commercialize AGGRASTAT® in selected European markets. Key countries for AGGRASTAT® include Austria, Hungary, Switzerland, and other Eastern European states.

Pre-Clinical

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA NDA	Approvable letter received in 2008

	EMA MAA	Marketing approval received in September 2010 under trade name BRINAVESSTM

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Results released November 2014

	ACT 5	Study terminated

	Post approval study	SPECTRUM (post approval safety study) initiated in Q4-2011
Study continuing
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Program	Stage of Development	Current Status
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed

CORPORATE UPDATE

At-The-Market Sales Issuance Agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at-the-market” distributions effected from time to time pursuant to an At-The-Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). No sales in the ATM Offering will be made in Canada. During the three months ended March 31, 2015, we issued 88,467 of our common shares in the ATM Offering for gross proceeds of $0.9 million.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus, dated February 13, 2014, pursuant to which the ATM Offering is affected. The majority of the proceeds we have received from the ATM Offering were used for selling, general and administration expenses.

Commercialization Agreement for ESMOCARD® and ESMOCARD LYO®

On May 12, 2015, we entered into a commercialization agreement with AOP to sell cardiovascular products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in Italy, France, Spain and Belgium. The addition of the ESMOCARD® franchise increases our offering of cardiovascular products in these four countries. ESMOCARD® is indicated for supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician's judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings. ESMOCARD® is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®).

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for and as at the three months ended March 31, 2015 and 2014 as follows:

(In thousands of U.S. dollars, except as	Three months ended March 31,
otherwise stated)	2015	2014
Statement of operations data:
Revenue	$5,497	$7,592
Operating loss	(2,657)	(2,681)
Net loss	(3,887)	(3,134)

Loss per share – basic and diluted (in dollars)	$(0.23)	$(0.20)

	As at
	March 31, 2015	December 31, 2014
Balance sheet data:
Total assets	$42,652	$50,115
Long-term debt, including current portion	12,000	12,000
Deferred consideration, including current portion	7,099	7,588

RESULTS OF OPERATIONS

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

We recorded a net loss of $3.9 million (loss per common share of $0.23) for the three months ended March 31, 2015, compared to a net loss of $3.1 million (loss per common share of $0.20) for the three months ended March 31, 2014.

Revenue

Revenue for the three months ended March 31, 2015 was $5.5 million, compared to revenue of $7.6 million for the three months ended March 31, 2014. The decrease was due primarily to timing of distributor sales, a decrease in AGGRASTAT® sales due to generic competition, and foreign exchange.

Cost of Goods Sold

Cost of goods sold for the three months ended March 31, 2015 was $1.2 million, compared to cost of goods sold of $1.5 million for the three months ended March 31, 2014. Cost of goods sold relates to the sale of AGGRASTAT® and BRINAVESSTM.

Selling, General and Administration Expense

Selling, general and administration (“SG&A”) expense for the three months ended March 31, 2015 was $6.3 million, compared to SG&A expense of $8.0 million for the three months ended March 31, 2014. The decrease was due primarily to the reversal of certain one-off expenditures accrued in prior quarters, one-time costs incurred in the prior year related to the acquisition of Correvio, and foreign exchange.

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Other expense

Other expense increased to $1.1 million for the three months ended March 31, 2015 from $0.3 million for the three months ended March 31, 2014. This is primarily due to interest expense incurred on the senior secured term loan facility. We entered into this term loan facility in July 2014.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014

Revenue	$5,497	$6,976	$7,807	$7,667
Cost of goods sold	1,224	3,618	2,673	2,243
Selling, general and administration	6,327	9,143	7,863	8,808
Research and development	62	99	234	59
Interest expense	674	508	495	226
Net loss	$(3,887)	$(6,486)	$(4,367)	$(4,240)
Loss per share – basic and diluted	$(0.23)	$(0.39)	$(0.26)	$(0.26)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013

Revenue	$7,592	$3,867	$477	$107
Cost of goods sold	1,493	889	47	-
Selling, general and administration	7,999	7,282	3,954	2,974
Research and development	245	40	31	35
Interest expense	254	-	-	-
Restructuring	-	1,337	-	(57)
Net loss	$(3,134)	$(7,232)	$(3,614)	$(2,774)
Loss per share – basic and diluted	$(0.20)	$(0.53)	$(0.29)	$(0.22)

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Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the second quarter of 2014, our net loss increased to $4.2 million, or loss of $0.26 per common share. The increase was primarily due to an increase in SG&A expense due to costs incurred to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®.

In the third quarter of 2014, our net loss increased by $0.2 million to $4.4 million. The increase was primarily due to an increase in interest expense as we entered into a term loan facility during the third quarter of 2014.

In the fourth quarter of 2014, our net loss increased by $2.1 million to $6.5 million, or loss of $0.39 per common share. The increase was primarily due to an increase in cost of goods sold related to supply chain restructuring and inventory reserves, as well as an increase in SG&A expense due to the timing of the SPECTRUM study costs.

In the first quarter of 2015, our net loss decreased by $2.6 million to $3.9 million, or loss of $0.23 per common share. The decrease was primarily due to the higher cost of goods sold in the prior quarter related to supply chain restructuring and inventory reserves, as well as the reversal of certain one-off expenditures in the current quarter that were accrued in prior quarters.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESSTM, the issuance of common shares, and a term loan facility.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended March 31
	2015	2014
Cash used in operating activities	$(3,168)	$(9,294)
Cash used in investing activities	(102)	(15)
Cash provided by financing activities	74	11,539
Effect of foreign exchange rate changes on cash and cash equivalents	(320)	22
Net increase (decrease) in cash and cash equivalents	$(3,516)	$2,252

At March 31, 2015, we had $9.2 million in cash and cash equivalents, compared to $12.7 million at December 31, 2014. The decrease in cash and cash equivalents for the three months ended March 31, 2015 was primarily due to $3.2 million of net cash used in operating activities.

Cash used in operating activities for the three months ended March 31, 2015 was $3.2 million, a decrease of $6.1 million from $9.3 million used for the same period in 2014. The decrease in cash used was primarily due to the timing of customer receipts and deferred revenue recognized from an upfront payment from a distributor received during the three months ended March 31, 2015.

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Cash used in investing activities for the three months ended March 31, 2015 and 2014 was $0.1 million and $0.02 million, respectively.

Cash provided by financing activities for the three months ended March 31, 2015 was $0.1 million, compared to $11.5 million for the same period in 2014. During the three months ended March 31, 2014, we received net proceeds of $12.4 million from our common share offering. No such offering took place during the three months ended March 31, 2015.

Funding Requirements

We expect to devote financial resources to our operations, research and development efforts, clinical trials, nonclinical and preclinical studies and regulatory approvals associated with our products in development, as well as to business development efforts. We will require cash to pay interest and make principal payments on the term loan facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the extent to which we will be successful in obtaining reimbursement for BRINAVESSTM in additional countries where it is currently approved
•	the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESSTM in additional countries
•	the extent to which BRINAVESSTM will be commercially successful globally
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets
•	the future development plans for our products in development
•	the consummation of suitable business development opportunities
•	the size, cost and effectiveness of our sales and marketing programs
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements

At March 31, 2015, we had working capital of $11.1 million, compared to $14.2 million at December 31, 2014. We believe that our cash on hand, the expected future cash inflows from the sale of BRINAVESSTM and AGGRASTAT®, and expected proceeds from other financial vehicles will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the term loan facility and deferred consideration. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the term loan facility currently in place. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

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Contractual Obligations

As of March 31, 2015, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2015	2016	2017	2018	2019	There- after	Total
Commitments for clinical and other agreements	$2,996	$471	-	-	-	-	$3,467
Supplier purchase commitment	1,180	1,180	-	-	-	-	2,360
Deferred consideration	2,555	3,189	1,355	-	-	-	7,099
Interest expense on deferred consideration	625	454	135	-	-	-	1,214
Term loan facility	1,714	4,114	4,114	2,058	-	-	12,000
Interest expense on term loan facility	741	714	364	51	-	-	1,870
Operating lease obligations	324	369	282	282	247	988	2,492
Total	$10,135	$10,491	$6,250	$2,391	$247	$988	$30,502

Outstanding Share Capital

As of May 12, 2015, there were 17,205,659 common shares issued and outstanding, and 1,430,340 common shares issuable upon the exercise of outstanding stock options (of which 745,937 were exercisable) at a weighted average exercise price of CAD $5.68 per share, and 138,698 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, and fair value measurements of financial instruments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 15 to 17 of our 2014 MD&A, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. There were no significant changes in our critical accounting policies in the first quarter of 2015.

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Recent Accounting Pronouncements

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Revenue from Contracts with Customers

In April 2015, the FASB voted to propose a deferral of the effective date of the new revenue standard, ASU 2014-09, Revenue from Contracts with Customers, by one year. The new guidance would be effective for fiscal years beginning after December 15, 2017 instead of December 15, 2016. Entities are permitted to adopt in accordance with the original effective date if they choose. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Consolidation – Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Consolidation – Amendments to the Consolidation Analysis.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

We did not enter into any material transactions with related parties during the three months ended March 31, 2015 and 2014.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three months ended March 31, 2015 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2015, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.

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